# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prelude Therapeutics Inc, CIK 0001678660
CUSIP: 74065P101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 175 INNOVATION BOULEVARD, WILMINGTON, Delaware (DE), 19805
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-038413
Filed by CIK 0001824633

## Reporting persons
- Vaddi Krishna: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,397,839; shared voting power 0; sole dispositive power 6,397,839; shared dispositive power 0; aggregate amount beneficially owned 6,397,839 (13.8% of the class)
  Comment: (1) The aggregate amount beneficially owned by the Reporting Person consists of (i) 4,728,081 shares of voting common stock beneficially owned directly by the Reporting Person, consisting of (a) 1,999,296 shares of voting common stock and (b) 2,728,785 shares of voting common stock underlying stock options that are exercisable within 60 days of March 31, 2025, (ii) 142,553 shares of voting common stock held by Sidus Ventures, LLC, (iii) 423,655 shares of voting common stock held by Dolphin City Trust, (iv) 551,776 shares of voting common stock held by Blue Sky Trust and (v) 551,774 shares of voting common stock held by Brocade Trust. The Reporting Person is the manager of Sidus Ventures, LLC and may be deemed to have beneficial ownership over the securities held by Sidus Ventures, LLC. The Reporting Person is the beneficiary of Dolphin City Trust and may be deemed to have beneficial ownership over the securities held by Dolphin City Trust. The Reporting Person is the investment advisor for each of the Blue Sky Trust and the Brocade Trust, and may be deemed to have beneficial ownership over the securities held by each of the Blue Sky Trust and the Brocade Trust.
  
  (2) The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 43,604,202 shares of voting common stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Person, plus the number of shares underlying stock options held by the Reporting Person that are exercisable within 60 days of March 31, 2025, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Issuer
Name of issuer: Prelude Therapeutics Inc
Address of issuer's principal executive offices: 175 INNOVATION BOULEVARD, WILMINGTON, Delaware, 19805

## Item 2. Person Filing
Name of person filing: Krishna Vaddi (the "Reporting Person")
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

c/o Prelude Therapeutics Incorporated
175 Innovation Boulevard
Wilmington, Delaware 19805
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vaddi Krishna: /s/ Krishna Vaddi, Krishna Vaddi (05/15/2025)